WORLD TROPHY OUTFITTERS, INC.

5210 Fairlee Court

Anaheim Hills, CA  92807

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION

OF THE BOARD OF DIRECTORS

June 3, 2008

This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of World Trophy Outfitters, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by the Company’s stockholders is required in response to this Information Statement.  Proxies are not being solicited.

INTRODUCTION

The Company anticipates that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company’s stockholders, Donald Peay will resign as the sole director and officer of the Company and Mathew Evans will be appointed as the new director and officer and shall constitute the entire board of directors.

As of May 27, 2008, the Company had issued and outstanding 11,219,400 shares of common stock, the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held.  Each share of common stock is entitled to one vote.

Please read this Information Statement carefully.  It describes the change in directors and certain biographical and other information concerning the Company’s executive officer and director following the change in directors.

CHANGE OF CONTROL

On May 27, 2008, Donald Peay, the Company’s sole officer and director and majority shareholder sold 9,500,000 shares of common stock to Mathew Evans for $50,000.  Mr. Evans now controls approximately 84.67% of the 11,219,400 shares of common stock issued and outstanding in World Trophy Outfitters, Inc.

Following the sale of securities on May 27, 2008, Mr. Peay appointed Mathew Evans as sole director and officer and tendered his resignation to be effective after the expiration of the ten-day time period specified in Rule 14f-1 as promulgated under the Securities Exchange Act of 1934.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of May 27, 2008 by (i) those persons or groups known to beneficially own more than 5% of the Company’s common stock prior to the closing of the securities purchase by Mr. Evans, (ii) those persons or groups known to beneficially own more than 5% of the Company’s common stock on and after the closing of the securities purchase by Mr. Evans (iii) each current director and each person that will become a director upon effectiveness of this Information Statement, (iv) all current directors and executive officers as a group and (v) all directors and executive officers on and after the effectiveness of this Information Statement as a group.  The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act.  Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

	Before Closing of Share Purchase (1)		After Closing of Share Purchase (2)
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Donald K. Peay 4477 Sunset Circle Bountiful, UT 84010	10,000,000	89.13%	500,000	0.44%
Mathew Evans 5210 Fairlee Court Anaheim Hills, CA 92807	-0-	-0-	9,500,000	84.67%
All executive officers and directors as a group (one person prior to and one person following the consummation of the share purchase)	10,000,000	89.13%	9,500,000	84.67%

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company’s stockholders, the Company’s board of directors will be reconstituted and fixed at one director.  On that date, Donald Peay will resign as the sole director of the Company and Mathew Evans will be appointed as the new director and officer of the Company and shall constitute the entire board of directors.  The following tables set forth information regarding the Company’s current sole executive officer and director and the Company’s proposed executive officer and director.

Each member of the Company’s board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

Current Executive Officers, Directors and Key Employees

Name	Age	Position
Donald K. Peay	44	Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer

Donald K. Peay. Mr. Peay is our sole officer and director. He has been a director and officer since inception in January 2005. Mr. Peay has a BS in Chemical Engineering and an MBA from Brigham Young University. From 1990 to 1995, Mr. Peay owned and operated Petroleum Environmental Management, Inc. In 1995, Mr. Peay started Peay’s Consulting Companies, Inc. (“PCC”). PCC provides strategic planning, business planning and business growth, wildlife management policy implementation, land use policy, land acquisition, and revenue generation strategies for businesses involved in the wildlife conservation and hunting industries.  Mr. Peay has also founded three Wildlife Conservation organizations: Sportsmen for Fish and Wildlife, Sportsmen for Habitat, and the Utah Chapter of the Foundation for North American Wild Sheep. Mr. Peay has spent most of his available business time during the past eight years doing consulting work for these organizations through PCC. These organizations have tens of thousands of members and raise tens of millions of dollars for conservation.

Executive Officers and Directors After the Closing of the Agreement and Plan of Reorganization

Name	Age	Position
Mathew Evans		Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer

Mathew Evans.  From January 2008 through present worked as Planning Consultant for the city of Pasadina, California.  From 2006 through 2007 worked as a Project Manager for Hogle Ireland and as President, Secretary & Treasurer of Quest Group International a nutritional products company.  From 2002 through 2006 worked as a City Planner for the City of Mapleton, Utah.  From 1997 through 2002 worked as a City Planner for the City of Provo, Utah.  From 1999 through 2005 worked as President of Maxi Group, Inc. a blank check company.  From 1995 through 1997 worked as a City Planner for the City of Riverton, Utah.  Mr. Evans received his Bachelor of Science Degree in Geography from Utah State University in Logan, Utah.

Involvement in Certain Legal Proceedings

The executive officers and directors of the Company have not been involved in any material legal proceedings which occurred within the last five years of any type as described in Regulation S-K.

Board of Directors’ Meetings and Committees

In the fiscal year ended March 31, 2008, the board of directors of the Company did not meet, but acted through written consents of the board. There are no standing committees of the board of directors. Due to the fact the Company has no active operations and its assets consist entirely of a nominal amount of cash, the board of directors determined that it is not necessary or practical for the Company to establish an audit committee, recruit a financial expert to serve on the board, or adopt a code of ethics applicable to its chief executive and financial officers.

The Company’s entire board participated in each action.

Director Compensation

The directors currently are not compensated for serving as members of the Company’s board of directors.

Certain Relationships and Related Transactions

In January 2005, we entered into an agreement with Don Peay, our president, whereby we acquired ten Big Dall Sheep hunts from Mr. Peay who acquired the hunts from Artic Red River Outfitters. Mr. Peay paid an aggregate of $100,000 for these hunts. We paid an aggregate of $133,000 to acquire these hunts from Mr. Peay. Our agreement with Mr. Peay provided that $10,000 be paid on or before June 30, 2005 and the remaining $123,000 be paid on or before January 31, 2007.  During the year ended March 31, 2008, the Company paid the $1,000 balance of the related party payable to Mr. Peay.   The price paid for the hunts was determined by Mr. Peay.

In October 2006, Mr. Peay loaned the Company $2,000 in the form of a promissory note payable on demand.  The note was unsecured and bore interest at 8% per annum.  The note and accrued interest of $82 were repaid during the year ended March 31, 2008.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s officers, directors and persons who beneficially own more than 10% of the Company’s common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish the Company with copies of all Section 16(a) forms they file.  To the Company’s knowledge, for the fiscal year ended March 31, 2008, no person who is an officer, director or beneficial owner of more than 10% of the Company’s common stock or any other person subject to Section 16 of the Exchange Act failed to file on a timely basis, reports required by Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

Compensation

During the fiscal years ended March 31, 2006, 2007 and 2008, no officer or director received any direct or indirect compensation for services rendered on behalf of the Company. The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services.

WORLD TROPHY OUTFITTERS, INC.

Dated: June 3, 2008

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